                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed proxy materials for these shareholder meetings which contain information regarding such potential participants. Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.


  The following press release was issued by Northrop Grumman on April 17, 2002.
--------------------------------------------------------------------------------

                                              Northrop Grumman Corporation
NEWS                                          Public Information
NORTHROP GRUMMAN                              1840 Century Park East
                                              Los Angeles, California 90067-2199
                                              Telephone  310-553-6262
                                              Fax  310-556-4561



                                   Contact:  Frank Moore (Media) (310) 201-3335
                                         Gaston Kent (Investors) (310) 201-3423
For Immediate Release

NORTHROP GRUMMAN REPORTS
------------------------
FIRST QUARTER 2002 RESULTS
--------------------------

Sales Up 106 Percent

Segment Operating Margin Increases 81 Percent
Confirms 2002 Guidance of $6.60 - $7.10 EEPS

     LOS ANGELES -- April 17, 2002 -- Northrop Grumman Corporation (NYSE: NOC) today reported first quarter 2002 net income of $149 million, or $1.27 per share, compared with net income of $132 million, or $1.81 per share, for the same period of 2001, adjusted for SFAS No. 142 - Goodwill and Other Intangible Assets. The comparable per share decline reflects a substantial decrease in pension income and increases in interest expense and in the number of shares outstanding. On an economic earnings basis, the company reported increased earnings of $170 million, or $1.45 per share, compared with $101 million, or $1.39 per share, for the same period of 2001. First quarter 2002 earnings per share are based on average diluted shares outstanding of 112.8 million versus
72.8 million for the first quarter of 2001.

     "We are very pleased with our first quarter results which reflect the contributions of last year's three strategic acquisitions, coupled with strong organic growth and

                                    - more -

NORTHROP GRUMMAN REPORTS
------------------------
FIRST QUARTER 2002 RESULTS
--------------------------

earnings," stated Kent Kresa, Northrop Grumman chairman and chief executive officer. "Northrop Grumman is now the nation's third-largest defense contractor, with a powerful portfolio of industry-leading businesses and key technologies. With the strength and diversity of this portfolio, we expect to continue to benefit from the nation's highest defense budget in recent years. We are reaffirming our 2002 financial guidance targets and our expectations for double-digit revenue and economic earnings growth in 2003."

     Kresa added, "We are excited about our proposed acquisition of TRW. Its space and satellite business perfectly complements our defense capabilities. Based on our demonstrated ability to successfully integrate acquired companies, we expect a completed transaction will lead to enhanced value for our shareholders."

     Dr. Ronald D. Sugar, Northrop Grumman president and chief operating officer, commented, "Our team has again demonstrated its expertise in seamlessly integrating new businesses into Northrop Grumman. With our April 1 announcement of the completion of the integration of Newport News Shipbuilding, all three of the company's 2001 acquisitions have been successfully completed. With this behind us, we are in an excellent position to focus our attention on the integration of TRW later this year, should our offer be successful.

     "We remain focused on execution in all of our businesses. Our first quarter results reflect strong operating performance from five of our six sectors. Component Technologies, our smallest sector, continues to be negatively affected by the downturn in the telecommunications market," Sugar added.

     Effective Jan. 1, 2002, the company adopted the provisions of SFAS No.142 eliminating the amortization of goodwill. As a result, all 2001 and 2002 discussions of operating results exclude goodwill amortization. Further details are contained in the Additional Financial Information section. The company is evaluating and analyzing other provisions of SFAS No. 142 and expects to complete these reviews during 2002.

                                    - more -

NORTHROP GRUMMAN REPORTS
------------------------
FIRST QUARTER 2002 RESULTS
--------------------------


     The 2002 first quarter results include the operations of Litton Industries, Inc. (Litton), acquired in the second quarter of 2001 and Newport News Shipbuilding, Inc. (Newport News) and the Electronics and Information Systems Group of Aerojet General (EIS), both acquired in the fourth quarter of 2001. These acquisitions are important components of the increase in sales, operating margin and net income for the 2002 first quarter compared with the first quarter of 2001.

     Sales for the first quarter more than doubled to $4.1 billion from $2.0 billion reported for the first quarter of 2001. Northrop Grumman's operating margin for the quarter increased 39 percent to $313 million from an adjusted $225 million in the same period a year ago. The 2002 first quarter operating margin included $24 million of pension income, significantly lower than the $69 million reported in the first quarter of 2001. The company said that pension income for 2002 is expected to total $95 million compared with $337 million reported for 2001.

     Sales at Electronics Systems in the 2002 first quarter increased 76 percent to $1.2 billion from $701 million for the same period of 2001, including a 16 percent increase in organic sales. Operating margin for the quarter was $99 million compared to 2001 first quarter adjusted operating margin of $53 million. The sales and margin increases reflect the contributions by Litton's electronics businesses and EIS.

     Ships, which includes the financial results of the Newport News and Ship Systems sectors, generated sales of $1.1 billion and operating margin of $79 million for the first quarter of 2002. Although Newport News is now operating as a separate Northrop Grumman sector, the company has aggregated Newport News and Ship Systems results for financial reporting purposes.

     Information Technology reported sales of $929 million in the quarter ended March 31, 2002, an increase of 58 percent over the same period a year ago. The sales

                                    - more -

NORTHROP GRUMMAN REPORTS
------------------------
FIRST QUARTER 2002 RESULTS
--------------------------

growth was driven by businesses added in the Litton acquisition. Operating margin was $50 million in the quarter, up from an adjusted $34 million in the first quarter of 2001.

     Sales for Integrated Systems increased 10 percent to $807 million for the 2002 first quarter compared with $733 million for the same period a year ago, reflecting higher B-2 and unmanned vehicle sales. Operating margin for the 2002 first quarter increased 6 percent to $93 million from an adjusted $88 million in the comparable year ago period.

     Component Technologies reported 2002 first quarter sales of $125 million and an operating loss of $4 million. Component Technologies' operating margin continued to be adversely impacted by the downturn in the telecommunications industry. Looking ahead, the sector remains well positioned to capitalize on a market turnaround. Component Technologies continues to generate solid performance in its non-telecommunications business.

     Contract acquisitions increased to $5.8 billion for the first three months of 2002 from $2.2 billion reported for the same period a year ago. For the first quarter 2002, the company's Electronics Systems segment reported contract acquisitions of $1.5 billion reflecting the inclusion of Litton and EIS businesses and higher F-22 funding in the combat avionics business area. Ships reported contract acquisitions of $1.8 billion resulting from the funding of Virginia-class submarines and refueling and overhaul of the carrier USS Enterprise. Information Technology reported contract acquisitions of $1.1 billion, principally in the government information technology business area. Integrated Systems reported $1.3 billion in contract acquisitions, reflecting higher F/A-18E/F and unmanned vehicle systems funding. Component Technologies reported $129 million in contract acquisitions. The company's business backlog at March 31, 2002, was $22.4 billion, more than double the $10.3 billion reported a year earlier.

                                    - more -

NORTHROP GRUMMAN REPORTS
------------------------
FIRST QUARTER 2002 RESULTS
--------------------------

     In the first quarter of 2002 the company used cash from operations of $99 million compared with a use of $33 million for the same period last year.

     Northrop Grumman's net debt at March 31, 2002, was $5.4 billion, up from the $5.0 billion reported at Dec. 31, 2001, reflecting in part cash expenditures to complete the Newport News acquisition. Interest expense for the first quarter increased to $109 million from $47 million reported in the 2001 first quarter, as a result of the company's financing activities related to the acquisitions of Litton, Newport News and EIS. Debt to total capital was 40 percent at the end of the first quarter.

     As previously announced, the company has issued an exchange offer to purchase all of the outstanding stock of TRW.

     There can be no assurance that such a transaction will be completed.

     Northrop Grumman Corporation is an $18 billion, global aerospace and defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Note: Certain statements and assumptions in this release contain or are based on "forward-looking" information (that the company believes to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such "forward-looking" information includes the statements above as to future impacts on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include the company's ability to successfully integrate its acquisitions, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, acquisitions and divestitures of businesses, and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key

                                    - more -

NORTHROP GRUMMAN REPORTS
------------------------
FIRST QUARTER 2002 RESULTS
--------------------------


suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and domestic and global needs for ships, military aircraft, military and civilian electronic systems and support, information technology and other products; as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on April 22, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.


Northrop Grumman will webcast its security analyst conference call at 2 p.m. EDT on April 17, 2002. A live audio broadcast of the conference call will be available on the Investor Relations page of the company's Web site at http://www.northropgrumman.com.

                                      # # #


Members of the news media may receive our releases via e-mail by registering at: http://www.northropgrumman.com/cgi-bin/regist form.cgi
------------------------------------------------------

LEARN MORE ABOUT US: Northrop Grumman news releases, product information, photos and video clips are available on the Internet at: http://www.northropgrumman.com
                                                  ------------------------------

                          NORTHROP GRUMMAN CORPORATION
                              FINANCIAL HIGHLIGHTS
                        (in millions, except per share)

                                                                                    FIRST QUARTER
                                                                               -------------------------
                                                                                  2002           2001
                                                                               ---------      ----------
FINANCIAL METRICS (Other Data)
    Economic earnings (See reconciliation below)                               $    170       $     101
    Economic earnings per share                                                $   1.45       $    1.39

    Net cash used in operating activities                                      $    (99)      $     (33)

    EBITDAP (See reconciliation below)                                         $    439       $     221
    EBITDAP per share                                                          $   3.89       $    3.04

--------------------------------------------------------------------------------------------------------
                                                                                MAR. 31         DEC. 31
                                                                                  2002          2001/3/
                                                                               ---------      ----------
BALANCE SHEET DATA
    Cash and cash equivalents                                                  $    115       $     464
    Accounts receivable                                                           2,877           2,735
    Inventoried costs                                                             1,225           1,226
    Property, plant and equipment, net                                            2,941           2,767
    Total debt                                                                    5,485           5,497
    Net debt/1/                                                                   5,370           5,033
    Mandatorily redeemable preferred stock                                          350             350
    Shareholders' equity                                                          7,854           7,391
    Total assets                                                                 21,457          20,850

    Debt to capitalization ratio/2/                                                  40%             42%

--------------------------------------------------------------------------------------------------------
                                                                                    FIRST QUARTER
                                                                               -------------------------
                                                                                  2002           2001
                                                                               ---------      ----------
RECONCILIATIONS FROM GAAP TO FINANCIAL METRICS

    Calculation of Economic earnings
         Income before taxes                                                   $    216       $     160
         Amortization of goodwill                                                     -              35
         Amortization of purchased intangibles                                       55              22
         Pension income                                                             (24)            (69)
         Income tax                                                                 (77)            (47)
                                                                               --------       ---------
    Economic earnings                                                               170             101
         Preferred dividend                                                          (6)              -
                                                                               --------       ---------
    Economic earnings available to common shareholders                         $    164       $     101
                                                                               ========       =========

    Diluted weighted average common shares outstanding                           112.76           72.76
                                                                               ========       =========
    Calculation of EBITDAP

         Income before taxes                                                   $    216       $     160
         Net interest expense                                                       107              31
         Depreciation                                                                85              42
         Amortization of goodwill                                                     -              35
         Amortization of purchased intangibles                                       55              22
         Pension income                                                             (24)            (69)
                                                                               --------       ---------
    EBITDAP                                                                    $    439       $    221
                                                                               ========       =========
--------------------------------------------------------------------------------------------------------

1  Total debt less cash and cash equivalents
2 Total debt divided by the sum of shareholders' equity, mandatorily redeemable preferred stock and total debt
3 Certain prior year amounts have been reclassified to conform to the 2002 presentation

                          NORTHROP GRUMMAN CORPORATION
                               OPERATING RESULTS
                       ($ in millions, except per share)




                                    CONTRACT                      FUNDED
                                  ACQUISITIONS                ORDER BACKLOG
                            -----------------------     -----------------------
                                  FIRST QUARTER                  MARCH 31
                            -----------------------     -----------------------
                               2002           2001        2002           2001
                            ---------       -------     --------     ----------

Electronic Systems          $   1,470       $   987     $  6,263       $  5,265
Ships                           1,847             -       10,542              -
Information Technology          1,073           636        1,580            990
Integrated Systems              1,310           615        4,026          4,173
Component Technologies            129             -          222              -
Intersegment Eliminations         (53)          (38)        (212)          (108)
                            ---------       -------     --------       --------
          Total Segments    $   5,776       $ 2,200     $ 22,421       $ 10,320
                            =========       =======     ========       ========

                                                               OPERATING
                                  NET SALES                   MARGIN (LOSS)
                            -----------------------     -----------------------
                                FIRST QUARTER                 FIRST QUARTER
                            -----------------------     -----------------------
                              2002            2001         2002           2001
                            ---------       -------     --------       --------

Electronic Systems          $   1,238       $   701     $     99       $     36
Ships                           1,077             -           79              -
Information Technology            929           589           50             24
Integrated Systems                807           733           93             80
Component Technologies            125             -           (4)             -
Intersegment Eliminations         (90)          (37)           -              -
                            ---------       -------     --------       --------
          Total Segments    $   4,086       $ 1,986          317            140
                            =========       =======     ========       ========

               Reconciliation to operating margin
                Royalty income reclassification               (6)             -
                Unallocated corporate expenses               (20)            (9)
                Unallocated state tax provision               (2)           (10)
                Pension income                                24             69
                                                        --------       --------
               Operating margin                              313            190

               Other income, net                              12             17
               Interest expense                             (109)           (47)
                                                        --------       --------
               Income before taxes                           216            160

               Federal and foreign income taxes               67             57
                                                        --------       --------
               Net income                               $    149       $    103
                                                        --------       --------
               Diluted earnings per share               $   1.27       $   1.42
                                                        ========       ========

--------------------------------------------------------------------------------

Note: Operating Results for 2001 are as reported. See "Additional Financial Information" for the effects of SFAS No. 142 - Goodwill and Other Intangible Assets

                          NORTHROP GRUMMAN CORPORATION
                         ADDITIONAL SEGMENT INFORMATION
                                ($ in millions)


SALES BY BUSINESS AREA WITHIN SEGMENT

                                                            FIRST QUARTER
                                                     ---------------------------
                                                         2002           2001 *
                                                     -----------      ----------
   Electronic Systems
       Aerospace Electronic Systems                   $   310          $ 263
       C/4/ISR&N                                          286            200
       Defensive Electronic Systems                       205             83
       Navigation Systems                                 177              -
       Space Systems                                      116             62
       Other                                              144             93
                                                     -----------      ----------
                                                      $ 1,238          $ 701
                                                     ===========      ==========

   Ships
       Aircraft Carriers                              $   473          $   -
       Surface Combatants                                 189              -
       Amphibious & Auxiliary                             161              -
       Submarines                                         130              -
       Commercial & International                          70              -
       Services & Other                                    73              -
       Intrasegment Eliminations                          (19)             -
                                                     -----------      ----------
                                                      $ 1,077          $   -
                                                     ===========      ==========

   Information Technology
       Government Information Technology              $   580          $ 267
       Enterprise Information Technology                  138            141
       Technology Services                                152            127
       Commercial Information Technology                   59             54
                                                     -----------      ----------
                                                      $   929          $ 589
                                                     ===========      ==========

   Integrated Systems
       Air Combat Systems                             $   485          $ 406
       Airborne Early Warning/Electronic Warfare          168            166
       Airborne Ground Surveillance/Battle
        Management                                        152            165
       Intrasegment Eliminations                            2             (4)
                                                     -----------      ----------
                                                      $   807          $ 733
                                                     ===========      ==========

   Component Technologies                             $   125          $   -
                                                     ===========      ==========

* Certain prior year amounts have been reclassified to conform to the 2002 presentation

--------------------------------------------------------------------------------

AMORTIZATION OF PURCHASED INTANGIBLES

   Electronic Systems                                 $    23          $  17
   Ships                                                   20              -
   Information Technology                                   5              1
   Integrated Systems                                       4              4
   Component Technologies                                   3              -
                                                     -----------      ----------
                                                      $    55          $  22
                                                     ===========      ==========

                          NORTHROP GRUMMAN CORPORATION
                        ADDITIONAL FINANCIAL INFORMATION
                        (in millions, except per share)

                                                                     FIRST QUARTER
                                                                ------------------------
                                                                 2002             2001
                                                                -------          -------
OPERATING MARGIN AND EARNINGS SUMMARIES

       Operating Margin (Loss)
       Electronic Systems - as reported                         $    99          $    36
           Add back goodwill amortization                             -               17
                                                                -------          -------
       Electronic Systems - comparable                               99               53
                                                                -------          -------

       Ships                                                         79                -
                                                                -------          -------

       Information Technology - as reported                          50               24
           Add back goodwill amortization                             -               10
                                                                -------          -------
       Information Technology - comparable                           50               34
                                                                -------          -------

       Integrated Systems - as reported                              93               80
           Add back goodwill amortization                             -                8
                                                                -------          -------
       Integrated Systems - comparable                               93               88
                                                                -------          -------

       Component Technologies                                        (4)               -
                                                                -------          -------

       Segment Operating Margin - as reported                       317              140
           Add back goodwill amortization                             -               35
                                                                -------          -------
       Segment Operating Margin - comparable                    $   317          $   175
                                                                =======          =======

       Total Operating Margin - as reported                     $   313          $   190
           Add back goodwill amortization                             -               35
                                                                -------          -------
       Total Operating Margin - comparable                      $   313          $   225
                                                                =======          =======

       Net Income
       As reported                                              $   149          $   103
           Add back goodwill amortization, net of tax                 -               29
                                                                -------          -------
       Comparable                                               $   149          $   132
                                                                =======          =======

       Diluted Earnings Per Share
       As reported                                              $  1.27          $  1.42
           Add back goodwill amortization, net of tax                 -              .39
                                                                -------          -------
       Comparable                                               $  1.27          $  1.81
                                                                =======          =======


       Weighted average shares outstanding for diluted EPS       112.76            72.76
                                                                =======          =======